UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 22, 2025

CBD Life Sciences, Inc.

(Exact name of issuer as specified in its charter)

Nevada

State or other jurisdiction of incorporation or organization

20-5118532

(I.R.S. Employer Identification No.)

10953 N. Frank Lloyd Boulevard, Suite 108, Scottsdale, Arizona 85259

(Full mailing address of principal executive offices)

(480) 209-1720

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock.

Item 9.1 Other Events

On January 22, 2025, CBD Life Sciences Inc. (OTC: CBDL) announced a significant financial development: the reduction of its authorized share count by 3.5 billion shares, approved by the Transfer Agent. Additionally, the Company has initiated an open market share buyback program aimed at repurchasing its outstanding shares over time. This move underscores the Company’s commitment to optimizing its capital structure, enhancing shareholder value, and supporting long-term financial stability.

Details of this announcement, including the potential benefits for shareholders and the Company's strategic rationale, are included in the attached press release.

The press release has been included as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBD LIFE SCIENCES, INC.

Dated: January 22, 2025	By:	/s/ Lisa Nelson
Lisa Nelson CEO

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